Youxin Technology Ltd

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

December 18, 2024

VIA EDGAR

Mr. Larry Spirgel

Ms. Aliya Ishmukhamedova

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Youxin Technology Ltd (CIK: 0001964946)
Registration Statement No. 333-274404 on Form F-1 (the “Registration Statement”)

Dear Mr. Spirgel, Ms. Ishmukhamedova, Ms. Collins, and Ms. Chen:

Youxin Technology Ltd hereby withdraws its original request that the above-captioned registration statement (the “Registration Statement”) be declared effective at 5:00 p.m., Eastern Time, on Tuesday, December 18, 2024.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch of Kaufman & Canoles, P.C.

By:	Youxin Technology Ltd

By:	/s/ Shaozhang Lin
Name:	Mr. Shaozhang Lin
Title:	Chief Executive Officer